6/5/2017	Release Preview G140375001

News Room

SOURCE: Canabo Medical Inc.

June 05, 2017 09:31 ET

Canabo's Executive Chairman Provides Corporate Update on Company's First Six Months as a Public Company

VANCOUVER, BC--(Marketwired - June 05, 2017) - Dr. Neil Smith, Executive Chairman of Canabo Medical Inc. (TSX VENTURE: CMM) (OTCQB: CAMDF) ("Canabo" or the "Company") is pleased to provide a corporate update on the Company's first six months since listing on the TSX-V Exchange.

Dr. Smith outlined a number of key accomplishments that support the Company's business focus toward being the dominant clinic network, research provider and data analytics source in the cannabis industry.

•	Canabo treatments are now available in 16 clinic locations nationally, up from 10 locations at the time of listing. Canabo is also expanding its clinic footprint through agreements to open up to 30 partner clinic locations across the country.
•	The Company has cash on hand of approximately $8.5 million or $0.22 per share.
•	Over the past six months, Canabo has completed 14,000 physician/patient appointments including 5,500 with new, first visit patients.
•	A financing of $8.4 million was completed at a price of $1.40 per share.
•	Canabo entered into an R&D Agreement with Terra Life Sciences Inc. to develop condition specific treatments. The agreement is expected to result in both near-term research study revenue and ultimately licensing revenue from any new treatments developed.
•	Canabo released a milestone study on benzodiazepine use, showing a marked drop in use among Canadian patients using medical marijuana treatments.
•	A partnership with Rapid Interactive Disability Management ("RIDM") was formed resulting in a new revenue stream through the completion of Independent Medical Evaluations ("IMEs") as required in medical cannabis cases by Canadian employers and insurance providers.
•	Canabo has trained 65 physicians in its proprietary physician training program, up from 30 physicians at the time of listing. In addition, 26 Continuing Medical Education ("CME") sessions have been held, with over 700 referring physicians attending.

Clinic Locations

"During the month of November we saw approximately 800 new patients, and six months later, we are seeing approximately 1,200 new patients per month. Our growth rate is driven by new clinic openings as well as partner clinic growth," stated Smith. "The partner clinic model provides great advantages in supporting Canabo's aggressive expansion strategy," added Smith. "Capital outlay is lower for each new partner clinic, and these clinics have an existing patient roster which allows us to reach new patients requiring care sooner."

Financing, Cash and Market Activity

"In December, an $8.4 million financing was completed by Aphria Inc. at $1.40 per share. As a result, Canabo is well-funded and on target to achieve a cash flow positive run-rate by year's end," stated Smith. At present, the Company has cash on hand of $8.5 million, or approximately $0.22 cents per share. Canabo will not require additional equity financing for the foreseeable future.

The $8.4 million investment was an equity position only and did not result in a controlling position, or include any guarantee of Canabo patients to Aphria.

In response to numerous enquiries regarding the decline in Canabo's share price in recent weeks, management confirms that there is no fundamental reason for this decline. Canabo's business is strong and growing, with volumes currently at record levels.

New Revenue Stream - IME

Smith noted, "Through our partnership with RIDM, we are seeing encouraging growth in our Independent Medical Evaluations revenue stream. Our reputation for the highest quality of medical practice and our conservative, thoughtful approach to prescribing medical marijuana is positioning Canabo as a preferred partner within the insurance industry to complete IMEs. Canabo provides a fee for service for IMEs. This service offering is projected to grow month over month for the foreseeable future as we are currently in discussions to become the preferred provider of medical marijuana IMEs for multiple clients."

https://go.marketwire.com/Submission/OperationsDesk/NewsRoomPreview.aspx?A74ECF17=rbxyotDHm7U/seWEvjE/v4B4MnaE/yrDC1J3k58ayVUEWg6x …	1/2

6/5/2017	Release Preview G140375001

New Revenue Opportunities – Research

"At Canabo, we believe our core advantage relates to research and big data revenue," emphasized Smith. "Our benzodiazepine study, as reported April 7, 2017, was well received and demonstrated that our physician and clinic network is ideally suited to complete meaningful medical research on cannabinoid treatments. Terra Life Sciences recognized this advantage, and we are working with them to develop new cannabinoid treatments that one day may result in broader acceptance of medical marijuana treatments within the medical community. Canabo is making important advancements by generating compelling research, while securing agreements with our partners which will allow for future licensing revenues for products we assist in developing, representing a significant Blue Sky opportunity," said Smith.

"We expect analytics and contract research will be a significant revenue source in the near term. Our current database has over 2 million data points and is growing monthly. To our knowledge, Canabo hosts the largest medical marijuana database in existence. Canabo is a partner of choice for industry participants pursuing new treatment products, setting human resources policies, accessing data to support new regulation and analyzing or comparing treatment costs. In addition, physicians and experts in medical marijuana treatments often seek data on patient feedback or patient reactions pertaining to various treatment protocols."

Near-Term Opportunities

"The medical marijuana industry is evolving and developing fast, and we see ourselves at the forefront," added Smith. "Our position as a market leader in medical marijuana is well established. We expect to be in a position to announce new research projects over the next 6 to 12 months, and we expect our patients and database to continue to grow. Our reputation as the best-in-market participant in Canada is now being recognized outside the country. Canabo is in discussions with medical operators or regulators in other countries. Our training, protocols and research collection methods may serve as a valuable 'jump-start' for groups in other countries adopting medical marijuana treatments."

About Canabo

Canabo wholly owns and operates Cannabinoid Medical Clinics, or CMClinics, Canada's largest physician led referral-only clinics for medical cannabis. Established in 2014, Canabo now has 16 clinics across Canada, with several additional locations planned to open in 2017. Canabo operates referral-only medical clinics dedicated to evaluating the suitability of prescribing, and monitoring cannabinoid treatments for patients suffering from chronic pain and disabling illnesses. Clinics operated by Canabo are staffed by physicians and qualified health care practitioners specifically trained to assess patient suitability for cannabinoid treatment, recommend treatment regimes, and monitor treatment progress.

Forward Looking Statements

Except for historical information, this press release contains forward-looking statements, which reflect Canabo Medical Inc.'s current expectations regarding future events. These forward-looking statements involve known and unknown risks and uncertainties that could cause Canabo's actual results to differ materially from those statements. Those risks and uncertainties include, but are not limited to, the Company's ability to access capital, the successful and timely completion of opening clinics, regulatory changes, competition, approvals and other business and industry risks.

The forward-looking statements in this press release are also based on a number of assumptions which may prove to be incorrect. Forward-looking statements contained in this press release represent views only as of the date of this release and are presented for the purpose of assisting potential investors in understanding Canabo's business and may not be appropriate for other purposes. Canabo does not undertake to update forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation. Investors are cautioned not to rely on these forward-looking statements and are encouraged to consult with a professional investment advisor.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

CONTACT INFORMATION

For further information, please contact:
Ms. Bianca Müller
Telephone: +1-902-334-1700
Email: media@cmclinic.ca
www.canabocorp.com

News Rooms

https://go.marketwire.com/Submission/OperationsDesk/NewsRoomPreview.aspx?A74ECF17=rbxyotDHm7U/seWEvjE/v4B4MnaE/yrDC1J3k58ayVUEWg6x …	2 /2